

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
INVESTMENT MANAGEMENT

September 9, 2011

Rhonda S. Malone, Esquire
Counsel-Securities
Western & Southern Financial Group, Inc.
400 Broadway
Cincinnati, OH 45202

      Re: Separate Account I of Integrity Life Insurance Company and
      Separate Account I of National Integrity Life Insurance Company
      Initial Registration Statements on Form N-4
      File Numbers: 333-175480 and 333-175481

Dear Ms. Malone:

      The staff has reviewed the above-referenced registration statements, which the Commission received on July 12, 2011. Our comments, which are based primarily on the national version (333-175480), are set forth below. These comments apply to the New York version (333-175481) to the extent applicable. Also, specific comments applicable only to the New York version are included near the end of this letter. Section references and capitalized terms correspond to the prospectuses filed with the registration statements.   Item references are to the item numbers set forth in Form N-4.

1. **General Comments**
(a)In light of the merger of Separate Account I and Separate Account II, the current filing should relate to all versions of the contract sold prior to the merger. Accordingly, this prospectus and SAI should be revised so that they clearly set forth the features and terms of each prior version (by dates during which the version was sold), so that a purchaser of a prior version can locate the features and terms applicable to the version of the contract he/she purchased. Please also use the same name for each version that was initially used.
(b)With respect to the prior version of the contract which you have represented has been "Great-Wested," please note that all prior versions of a contract must be registered by the new issuer. Also, a prior version of a contract may not be "Great-Wested" while you continue to sell the current version under the same registration statement. Accordingly, please add disclosure of the features of the prior version which you "Great-Wested" to this registration statement.
(c)A new registration statement (including prospectus and SAI) disclosing only the features and terms of the contract that will be sold after the effective date of the merger should be filed.
(d)Please note that in both filings you will need to include financial statements in accordance with Article 11 of Regulation S-X of the acquired separate account (Separate Account II) and pro-forma financial information reflecting the combination of the separate accounts. Please also note that with regard to the pro forma information, Article 11 allows for a narrative description

of the effects of a combination in lieu of a full set of pro forma financial statements in some cases.

 (e)Despite the inclusion of a "Glossary," please define each defined term the first time it is used in the prospectus. Also, provide the complete name of each acronym before using it.

2. **Cover Page**

(a)All information required by Item 1 to be on the cover should be on the cover (e.g. disclosure required by Rule 481(b)(1) which is now shown on page 2). To the extent the list of all portfolio companies is too extensive to fit on the cover page, the list may be moved to the inside front cover page.

(b)Please revise the first paragraph on page 2 of the cover to state that the prospectus covers versions of the Pinnacle contact sold during the time periods indicated. Please also include the name of each version of the contact as originally sold.

(c)Please correct the file number references in the fourth paragraph of page 2. Also, supplementally, please explain the purpose for the disclosure in the sixth paragraph.

3. **Fees and Expenses-Pages 7-10**

(a)Please revise the fee table so that it clearly sets forth the applicable fees and expenses for each prior version disclosed.   Footnote 1, at a minimum, will need to be revised accordingly.

(b)With respect to the "Separate Account Annual Expenses" please identify in the caption the value against which each charge is based, rather than in the footnotes.

(c)Specify that the mortality and expense charge is assessed against Account Value. (See footnote 6).

(d)Please delete the "maximum charge" parenthetical after the "Optional Enhanced Earnings Benefit Charge" caption since the table shows both the maximum and the current charges.

(e)Please define "Payment Base" in the Glossary.

(f)Please add the charge for the "Optional Enhanced Earnings Benefit" rider to the total showing the "Highest Possible Total Separate Account Annual Expenses" since it appears it may be elected in addition to the "Optional Guaranteed Lifetime Income Advantage" rider. Also, since the highest possible charge is not calculated on the same value as its individual components, please disclose in the footnote the assumptions you are making with respect to the total charge shown. Finally, the revised total charge should be used to calculate the examples showing the most expensive way to purchase the contract.

(g)With respect to the "Total Annual Portfolio Expenses" table and corresponding footnotes, please revise as stated here.   Fee and expense waivers may only be shown if they remain in force for one year from the date of the prospectus. The disclosure of the arrangements (and footnotes) must conform to form N1-A requirements.   Any permitted fee or expense waiver must be shown in a separate column between the total annual gross expenses and total annual net expenses columns. The footnotes should be either eliminated or revised as specified by Item 3, Instruction 3(e) to form N1-A.

4. **Example-Page 11**

Please revise the tables so that the first example illustrates the most expensive way a contract can be purchased, including all optional riders and maximum portfolio operating expenses.

5. **Your Rights and Benefits-Page 12**
   (a)Please delete the sentence that "Your rights are subject to the rules and
    significant limitations stated in your contract…." All material limitations and rules must be
    set forth in the prospectus.
   (b)The last paragraph of this section is unclear. Please revise the last paragraph of this
   section in plain English.

6. **Separate Account 1 and the Variable Account Options-Page 13**
   (a)Please add the disclosure required by Item 5(b)(ii)(C) that the obligations under the
   variable annuity contracts are obligations of the depositor.
   (b)Please revise the last two sentences of the third paragraph to clarify that you may only
   withdraw earned fees and charges (and any seed money) and then only to the extent the
   amounts in the Separate Account exceed the liabilities of the Separate Account.
   (c)Please combine the last sentence regarding the right to add, substitute or close Variable
   Account options to the section entitled "Changes in How We Operate."

7. **Changes in How We Operate-Page 14**
   Please clarify that the right to restrict or eliminate voting rights may only arise if there is a
   change in current SEC rules.

8. **Static Asset Allocation Models-Page 24**
   Please revise the first sentence to state whether the models were offered in the prior
   versions, rather than "[w]e may offer…."

9. **The Fixed Accounts-Page 24**
   Please spell out what "GRO" and " STO" mean in the first paragraph.

10. **Guaranteed Rate Option-Page 24**
   Please clarify in the second sentence that you change the Guaranteed Periods
   available only for new contributions.

11. **Withdrawal Charge-Page 27**
   Please delete the last paragraph as it implies that the tax code prohibits transfers during the
   CDSL period. If the IRC treats transfers subject to a CDSL and transfers not subject to a
   CDSL differently under Section 1035, a cross reference to a more complete discussion of
   Section 1035 in the Tax section might be appropriate.

12. **Hardship Waiver-Page 28**
   Please specify how long you need to be unemployed for the waiver to be
   applicable.   Also, with respect to the waiver applicable to joint owners, please
   clarify whether both owners need to qualify for the waiver.

13. **Transfers-Page 31**
    Please revise the last sentence of the sixth paragraph by deleting the repeated words.

14. Excessive Trading-Pages 31-32

Please add disclosure concerning the agreements required by Rule 22 c-2.

15. Assignment-Page 34

Please specify when assignments are allowed by the contract.

16. Death Benefit Paid on Death of Annuitant-Pages 34-35

(a)The first sentence on page 34 states that the Death Benefit is paid on the death of the Annuitant. This conflicts with the language on page 37 under "Death Claims" that a claim will be effective when you receive due proof of death of either the owner or the Annuitant. Please reconcile this conflict.

(b)Also, the language in the second paragraph of page 35 regarding when the beneficiary is not a human being appears to conflict with the language on page 12 which states that the contract is intended to offer annuity and death benefits only to human beings. See also similar language on page 36. Please revise as applicable.

17. Enhanced Spousal Continuation-Page 37

In the second paragraph, please clarify whether there are any circumstances under which the Death Benefit could equal or be less than the Account Value, and if so, please add disclosure regarding what happens to the contract's Account Value under those circumstances.

18. Bonus-page 41

In the last paragraph of this section, please specify when the Bonus is applied if a withdrawal was taken.

19. Separate Account Voting Rights –Page 48

Please eliminate this section or explain why it is needed in light of the preceding two sections.

20. Part 10-Page 54

This section should be eliminated and/or revised in light of our comments regarding how this filing and prospectus should be revised to reflect versions of the contract prior to the merger of Separate Account II with Separate Account I. Please use the same name that the contract was originally sold under for all prior contract versions. Also, please explain if the names are not the same as shown in the Edgar contract index.

21. Integrity National (New York) version only

(a) Summary of Contract (page 12)-Please explain your legal basis for including the discretionary group annuity in the same prospectus as the individual contract annuity.

(b) Systematic Transfer Options (page 27)-Please specify the circumstances under which transfers from the STO to a GRO are allowed by the contract, rather than cross-referencing the contract.

(c) Disability Waiver (page 29) - The third sentence which describes when an owner is considered disabled is unclear as words appear to be missing. Also, please explain what "substantial gainful activity" means.

22. Financial Statements, Exhibits, and Other Information
Financial statements, exhibits, and other required or missing disclosure not included
in this registration statement must be filed in a pre-effective amendment to
the registration statement.

23. Tandy Comment
We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filings reviewed by the staff to be certain that they have provided all information
investors require for an informed decision. Since the depositor and its management are in
possession of all facts relating to the registrant's and depositor's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the
effective date of the pending registration statement, you should furnish a letter, at the time
of such request, acknowledging that

- should the Commission or the staff, acting pursuant to delegated authority, declare
the filing effective, it does not foreclose the Commission from taking any action
with respect to the filing;
- the registrant and depositor are responsibility for the adequacy and accuracy of the
disclosure in the filing; the staff's comments, the registrant's and depositor's
changes to the disclosure in response to the staff's comments or the action of the
Commission or the staff, acting pursuant to delegated authority, in declaring the
filing effective, does not relieve the registrant and depositor from this
responsibility; and
- the registrant and depositor may not assert this action or the staff's comments as a
defense in any proceeding initiated by the Commission or any person under the
federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all
information you provide to the staff of the Division of Investment Management in
connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the
registration statement as a confirmation of the fact that those requesting
acceleration are aware of their respective responsibilities.

****
Responses to these comments should be made in a letter to the staff and in a pre-effective
amendment to the registration statement. If you believe that you do not need to change the
registration statement in response to a comment, please indicate that in the letter and explain
your position.

Although we have completed our initial review of the registration statement, it will be
reviewed further after our comments have been addressed. Therefore, we reserve the right to

comment further on the registration statement and any amendments to it. After our comments have been addressed, the Registrant and its underwriter must both request that the effective date of the registration statement be accelerated.6

If you have any questions, please call the undersigned at (202) 551-6922.

Sincerely,

Sally Samuel
Senior Counsel
Office of Insurance Product